UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Changes in Registrant’s Certifying Accountant

On June 25, 2024, the audit committee of the board of directors of Linkage Global Inc (the “Company”) approved the dismissal of TPS Thayer, LLC (“TPS”), an independent registered public accounting firm, and approved and ratified the engagement of HTL International, LLC (“HTL”) on June 14, 2024 to serve as the independent registered public accounting firm of the Company for the fiscal year ending September 30, 2024.

TPS’s report on the Company’s financial statements for the fiscal years ended September 30, 2023 and 2022 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years and through June 14, 2024, there were no disagreements with TPS on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to TPS’s satisfaction, would have caused TPS to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through June 14, 2024, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management under Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended September 30, 2023, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 12, 2024.

The Company has provided TPS with a copy of the above disclosure and requested that TPS furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of TPS’s letter is filed hereto as Exhibit 16.1.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of HTL, neither the Company, nor someone on behalf of the Company, has consulted HTL regarding either the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements. Neither a written report was provided to the Company nor was any oral advice provided that HTL concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue. Additionally, neither the Company, nor anyone on behalf of it, has consulted HTL regarding any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

Exhibit Index

Exhibit Number	Exhibit
16.1	Letter, dated June 25, 2024, from TPS Thayer, LLC addressed to the Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: June 25, 2024	By:	/s/ Zhihua Wu
	Name:	Zhihua Wu
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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